UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF   1934.

Commission File Number	333-167217

NORTH SPRINGS RESOURCES CORP.
(Exact name of registrant as specified in its charter)

11705 Boyette Rd. Suite 437, Riverside, Florida 33569 813-685-0108
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

  X .

Rule 12g-4(a)(2)

      .

Rule 12h-3(b)(1)(i)

      .

Rule 12h-3(b)(1)(ii)

      .

Rule 15d-6

  X .

Approximate number of holders of record as of the certification of notice date:  160

Pursuant to the requirements of the Securities Exchange Act of 1934 North Springs Resources Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized   person.

Date: September 18, 2015

By:   /s/  James Pulver

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information

contained in this form are not required to respond

unless the form displays SEC2069(02-08) a currently

valid OMB control number.